Exhibit 99.2

SCINAI IMMUNOTHERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025

Unaudited

SCINAI IMMUNOTHERAPEUTICS LTD

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$989	$1,964
Restricted cash	142	131
Prepaid expenses and other receivables	236	213
Trade receivables	139	83

Total current assets	1,506	2,391

NON-CURRENT ASSETS:
Property, plant and equipment, net	8,497	9,189
Operating lease right-of-use assets	1,837	1,868

Total non-current assets	10,334	11,057

Total assets	$11,840	$13,448

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2025	2024
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$659	$376
Operating lease liabilities	497	424
Other payables	964	1,006

Total current liabilities	2,120	1,806

NON-CURRENT LIABILITIES:
Warrants liability	3	3
Loan from others	293	260
Non-current operating lease liabilities	1,566	1,402

Total non-current liabilities	1,862	1,665

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 40,000,000,000 shares at June 30, 2025 and at December 31, 2024; Issued and outstanding 6,056,623,584 shares at June 30, 2025 and 3,411,983,584 shares at December 31, 2024	-	-
Preferred shares, no par value; Authorized: 1,000 shares at June 30, 2025 and 1,000 shares at December 31, 2024 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at June 30, 2025 and 1,000 shares at December 31, 2024.	5,627	5,627
Additional paid-in capital	125,644	123,629
Accumulated deficit	(121,673)	(117,539)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ equity	7,858	9,977

Total liabilities and shareholders’ equity	11,840	$13,448

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30
	2025	2024
	Unaudited	Unaudited

Revenues	773	284
Cost of revenues	$(2,043)	$(448)
Gross Income profit (loss)	(1,270)	(164)

Research and development expenses, net	(1,237)	(2,788)
Marketing, general, and administrative expenses	(1,256)	(1,003)
Total operating expenses	(2,493)	(3,791)

Total operating profit (loss)	(3,763)	(3,955)

Total Financial Expenses net,	(371)	(526)

Net profit (loss)	$(4,134)	$(4,481)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.001)	(0.002)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	6,364,731,650	2,288,278,248

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	$ (1,740)	$(117,539)	$9,977
Vested RSU’s	32,816,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	270	-	-	270
Exercise of prefunded warrants	322,944,000	-	-	-	-	-	-	-
Issuance of ordinary shares	2,288,880,000	-	-	-	1,745	-	-	1,745
Net loss		-	-	-	-	-	(4,134)	(4,134)
Balance as of June 30, 2025	6,056,623,584	-	1,000	$5,627	$125,644	$(1,740)	$(121,673)	$7,858

*	Ordinary shares have no par value

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2024	1,857,169,984	-	-	-	$119,506	$(1,740)	$(122,335)	$(4,569)
Issuance and exercise of warrants, net of issuance costs of $275	1,491,240,800	-	-	-	1,433	-	-	1,433
Vested RSU’s	1,020,800	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	333	-	-	333
Net loss	-	-	-	-	-	-	(4,481)	(4,481)
Balance as of June 30, 2024	3,349,431,584	-	-	-	$121,272	$(1,740)	$(126,816)	$(7,284)

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2025	2024
	Unaudited	Unaudited

Cash flows from operating activities:

Net profit (loss)	$(4,134)	$(4,481)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	704	652
Financial expense related to loan from others	33	451
Revaluation of warrants	-	(93)
Share-based compensation	270	333
Increase in receivables	(56)	(119)
Decrease (increase) in other receivables	(23)	110
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(42)	-
SEPA commitment fees	164	-
Changes in operating lease right-of-use assets	31	189
Increase in trade payables	283	125
Changes in operating lease liabilities	237	(189)
Increase (decrease) in other payables	(42)	(199)

Net cash used in operating activities	(2,575)	(3,221)

Cash flows from investing activities:

Purchase of property, plant and equipment	(12)	(8)

Net cash used in investing activities	$(12)	$(8)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2025	2024
	Unaudited	Unaudited

Cash flows from financing activities:

Proceed from issuance and exercise of warrants and shares, net	$-	$1,433
Proceeds from issuance of ordinary shares for SEPA holders, net	1,581	-

Net cash provided by financing activities	1,581	1,433

Effect of exchange rate changes on cash, cash equivalents and restricted cash	42	121

Increase (decrease) in cash, cash equivalents and restricted cash	(964)	(1,917)
Cash, cash equivalents and restricted cash at beginning of year	2,095	5,010

Cash, cash equivalents and restricted cash at end of six months period	$1,131	$3,214

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$-	$143

(2) Non-cash transactions:
Shares issued for SEPA financing agreement	100
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$989	$3,076
Restricted cash	142	138

Cash, cash equivalents and restricted cash	$1,131	$3,214

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	Scinai Immunotherapeutics LTD (the “Company”), operations are divided between two business units: (1) an innovative R&D business unit and (2) a Contract Development and Manufacturing Organization (“CDMO”) business unit (see section e). The R&D unit focuses on: (i) managing and guiding a research collaboration agreement with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI-MS”), and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO unit focuses on providing drug development and manufacturing services to small, early stage biotech companies. The Company was incorporated on July 21, 2003, in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS”) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratories are located in Jerusalem, Israel.

Since October 2023, Israel has been in a state of war on multiple fronts involving the Gaza Strip and other countries and regions in the Middle East, including most recently the Islamic Republic of Iran. As a result of the conflict, some of the Company’s employees were called to reserve military duty, leading to temporary workforce disruptions. In addition, the unstable environment made capital raising efforts more challenging.

b.	On March 23, 2022, the Company entered into a Research Collaboration Agreement (“RCA”) with MPG and UMG with an initial term of five years. The agreement covers the discovery, selection, and characterization of nanoAbs (single domain VHH antibody fragments) directed at several molecular targets implicated in diseases where the Company believes there is significant unmet need. The Company aims to address these unmet needs by harnessing the unique attributes of nanoAbs, such as their strong binding affinity, stability at elevated temperatures, and ability to support more effective and convenient routes of administration. The molecular targets and related diseases were identified through a consulting project with the global healthcare management firm L.E.K., and they correspond to validated targets of currently marketed monoclonal antibodies for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. Under the RCA, the Company holds an exclusive option to enter into a license agreement with MPG and UMG for the development and commercialization of each of the nanoAbs covered by the collaboration.

c.	On June 5, 2023, the Company announced that as part of its ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), the Company signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

d.	On September 6, 2023, the Company announced the launch of a new business named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small, early-stage biotech companies through drug development as well as GMP manufacturing for clinical trials.

The CDMO business is still in its early stages, and its success is dependent on contracting with additional clients, which is not certain could take some time and may require additional funds to finance such operations in the interim. As detailed under g. below the Company also have liquidity issues. Accordingly, there is uncertainty regarding the Company’s ability to generate future positive cash flows from such operations to support the carrying value of the CDMO facility. If the Company is not successful in generating positive cash flows from such operations, the carrying value of the CDMO plant may be considered impaired, which may result in significant charges to the Company’s statement of operations

e.	In December 2024, the Company established a U.S.-based subsidiary for the CDMO business unit operating under the name Scinai Bioservices Inc. For the six-month period ended June 30, 2025, revenues of approximately $421 thousand were generated from activities related to this subsidiary.

f.	On March 24, 2025, the Company acquired a Polish shell company without any operations or net assets, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, for total consideration of $1 as to serve as its wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government.

On March 27, 2025, the Company signed an option agreement providing the Company with the exclusive right to acquire, subject to certain conditions being satisfied and the payment of certain sums, the Italian biotech company Pincell srl, which is developing PC111, a novel monoclonal antibody targeting the soluble form of Fas Ligand as a drug candidate for the treatment of severe dermatological conditions such as Pemphigus, Stevens-Johnson Syndrome (SJS), and Toxic Epidermal Necrolysis (TEN). Concurrently, the Company’s wholly owned Polish subsidiary submitted a €12 million non-dilutive grant application under the European Funds for a Modern Economy (FENG) program to fund ~ 80% of the costs of the next stage of PC111 development. PC111, which has received Orphan Drug Designation from the EMA for Pemphigus, is a fully human antibody with a non-immunosuppressive mechanism of action, addressing a significant unmet medical need in these life-threatening diseases.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

Under the terms of the binding option agreement, the Company was granted an exclusive and irrevocable option to acquire 100% of the fully diluted share capital of PinCell S.r.l. during a defined option period, for a total consideration of $200. The Company paid $50 upon signing. If the Company decides not to proceed with the acquisition, an amount of $50 will still be payable as cancellation fee. The upfront payment and the additional cancellation fee represent payments for in-process research and development (“IPR&D”) acquired as part of an asset purchase. These payments are associated with asset that have not yet reached technological feasibility and lack alternative future use. Consequently, such payments are expensed as incurred and recognized as research and development expenses. Accordingly, the company expensed $100 in the Financial Statements and recognized a liability of $50 The option will expire on January 15, 2026, unless exercised earlier in accordance with the agreement’s terms.

On June 5, 2025, the Company announced that the Italian government had granted clearance under the Golden Power regulation (Law Decree No. 21/2012) for the Company’s option to acquire 100% of the share capital and voting rights of Pincell Srl, which was a condition to the acquisition. The clearance pertains to the transaction as presented in the notification submitted on April 5, 2025, which includes the granting of a license by Pincell to Scinai’s Polish subsidiary for the use of Pincell’s intellectual property rights.

g.	As of June 30, 3025, the Company’s cash and cash equivalents totaled $989. For the six months ended June 30, 2025, the Company had an operating loss of $3,763 and negative cash flows from operating activities of $2,575. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences for the Company’s financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditure. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing including public equity financing arrangements such as the SEPA agreement. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the six months ending June 30, 2025, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The results of operations for the six months ended June 30, 2025, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2025. The unaudited condensed financial statements should be read in conjunction with the audited financial statements that were included in Form 20-F for the year ended December 31, 2024. The carrying value of cash and cash equivalents, account receivables, prepaid and other receivables and accounts payable (included in the condensed balance sheets) approximates their fair value because of their generally short maturities

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2024.

b.	New Accounting Pronouncements

Recently issued accounting pronouncements, not yet adopted:

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide enhanced disaggregation of certain income statement expense categories. Specifically, entities will be required to disclose, in tabular format, the amounts of employee compensation, depreciation, intangible asset amortization, and inventory procurement costs included in each relevant income statement expense line. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

NOTE 3: - COMMITMENTS

Since 2006, the Company received approximately $6,160 in grants from the Israeli Innovation Authority (IIA). $4,573 of which grants were for research and development of M-001 and $1,587 of which grants were received to support the CDMO business, out of which grants for $64 were received during 2025.

In exchange for those grants, the Company undertook to pay royalties amounting to 3%-5% on the income deriving from a product (including know-how) which was developed, in whole or in part, directly or indirectly, in the framework of a research and development program that had benefited from IIA support, including any derivatives, and related services thereof. Royalty payments are capped at the amount of the grants received by the Company, plus Annual Interest for a File (as such term is defined in the IIA rules). However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of June 30, 2025 is approximately $5,161 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of June 30, 2025, the Company had not paid any royalties to the IIA.

At the time the grants were received and as of June 30, 2025, successful development of the M-001 product was not assured and therefore the Company does not currently expect to make any royalty payments to the IIA.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3: - COMMITMENTS (Cont.)

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

NOTE 4: - LOAN FROM OTHERS

On August 21, 2024, the Company closed the Restructuring Agreement with the EIB, which included an amendment to the Finance Contract (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”). In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by the company to the EIB under the Finance Contract, was converted into 1,000 preferred shares, no par value per share. The company assessed the fair value of the preferred shares using the OPM model and the following assumptions, (1) expected term of three years, (2) risk-free rate of 3.8%, (3) STD of 110%.

Following such conversion, the total outstanding amount to the EIB is EUR 250,000 (equal to approximately $293,000 as of June 30, 2025). The outstanding amount has a maturity date of December 31, 2031, and no interest accrues or is due and payable on such amount. The Company is no longer required to pay to the EIB (i) royalties based on the Company’s commercial sales exceeding EUR 5 million or (ii) a percentage (10%) of the gross proceeds from the Company’s capital raises.

NOTE 5: - SHAREHOLDERS’ EQUITY

a.	On March 3, 2025, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the Commitment Amount, at the Company’s direction from time to time, subject to the restrictions and satisfaction of the conditions in the SEPA, during the period commencing on the date of execution of the SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the SEPA, and (ii) YA’s purchase of the total Commitment Amount under the SEPA, such period the Commitment Period. Pursuant to the terms of the SEPA, the Company issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the SEPA. In connection with the SEPA, the Company recognized issuance-related costs of approximately $100, which were recorded as finance costs.

The Company filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the SEPA from time to time during the Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when the Company determine to sell additional ADSs to YA under the SEPA.YA has no right to require the Company to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by the Company, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by the Company to YA setting forth the number of ADSs that the Company desire to issue and sell to YA, or an Advance Notice. The purchase price of the ADSs that the Company may direct YA to purchase from time to time under the SEPA will be equal to 97% of the lowest daily volume weighted average price (VWAP) during the three consecutive trading day period commencing on the date that the Company delivers any Advance Notice to YA. The Company have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which the Company are willing to sell ADSs to YA.

In March 24, 2025, the Company delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025, the Company received gross proceeds of approximately $104.

b.	In June 2025, the Company raised $1,492 in gross proceeds through drawdowns under the Purchase Agreement. The funding was executed at a volume-weighted average price of approximately $2.9 per ADS, reflecting a 3% discount to the market price at the time. As part of this transaction, the Company issued 511,690 ADSs.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6: - SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

b.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2025, and 2024 is comprised as follows:

	Six months ended June 30,
	2025	2024

Cost of revenues	138	-
Research and development expenses	$31	$104
Marketing, general and administrative expenses	101	229
Total share-based compensation	$270	$333

c.	During the six months ended June 30, 2024, the Company granted 55,725 RSUs to officers and employees, These RSU’s vest over three years and the fair value of said grant was $290.

During the six months ended June 30, 2025, the Company granted 900 RSUs to employees, These RSU’s vest over three years and the fair value of said grant was $3.

As of June 30, 2025, there are $ 278 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

The fair value of the granted RSUs was determined based on the stock market price of the Company’s ADS on the day of grant.

NOTE 7: - BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, including pre-funded warrants and fully vested RSUs.

The Company applies the two-class method in calculating net income (loss) per ordinary shares. In order to determine the net income (loss) attributable to ordinary shares, the Company first considered the total income allocable to preferred shares. This is calculated using the total net income (loss) less undistributed income allocable to preferred shares due to their redemption feature.

Calculating diluted EPS incorporates the potential impact of dilution that could occur if outstanding dilutive securities were converted into Ordinary shares or exercised. These securities can include stock options, restricted stock units (RSUs), preferred shares and warrants.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated

NOTE 7: - BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

Details of the number of shares and loss used in the computation of net loss per share:

	For six months ended June 30
	2025		2024
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	6,364,731,650	4,134	2,288,278,248	4,481

a.	For the six months ended June 30, 2025, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 97,228,400 share options, 381,104,276 restricted share units 1,456,000,000 Preferred shares and 2,231,316,096 warrants.

For the six months ended June 30, 2024, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 98,171,200 share options, 254,893,245 restricted share units and 2,231,316,096 warrants.

NOTE 8: - FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures warrants liability at fair value classified within Level 3.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2024 and for the six months ended June 30, 2025:

	June 30,	December 31,
	2025	2024
	Fair value measurement using input Level 3
Non-current liabilities:
Warrants liability	$3	$3

Total liabilities	$3	$3

The warrants fair value was established by management leveraging calculations by an independent expert using the binomial model.

SCINAI IMMUNOTHERAPEUTICS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated

NOTE 9: - REVENUES

The Company recognized revenue from contracts with customers for the six months ended June 30, 2025 and 2024, as follows:

	Six months ended June 30,
	2025	2024

Revenues from CDMO recognized Over time	$182	$180
Revenues from CDMO recognized Point in time	591	104
Revenues recognized from Licensing	-	-
Total	$773	$284

During 2024, the Company recorded deferred revenues in the amount of $225 related to one customer. For the six months ended June 30, 2025, these deferred revenues were recognized as revenue upon meeting the revenue recognition criteria.

NOTE 10: - SEGMENTS

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net loss to measure segment profit or loss, allocate resources and assess performance based on consolidated net loss which is consistent with the basis the consolidated statements of operations are presented. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources.

NOTE 11: - SUBSEQUENT EVENTS

1.	In July 2025, the United States enacted tax reform through the One Big Beautiful Bill Act (“OBBBA”). Included in this legislation are significant corporate tax changes, including provisions that allow for the immediate expensing of research and development conducted in the United States, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. The Company is assessing the impact that the new legislation will have on the consolidated financial statements.

2.	In July and August 2025, the Company raised $4,203 in proceeds through drawdowns under the Standby Equity Purchase Agreement with Yorkville Advisors. The capital raising was executed at a volume-weighted average price of approximately $2.57 per ADS, reflecting a 3% discount to market price at the time of sale. As part of this transaction, the Company issued 1,638,062 ADSs .